UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1 2 )

Under the Securities Exchange Act of 1934

Energy Focus, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

29268T102
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 20th Floor
Los Angeles, California 90067
(310) 584-1234
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 15 , 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29268T102

1. Names of Reporting Person S.S. or I.R.S. Identificaiton No. of Above Person David Gelbaum, Trustee, The Quercus Trust
2. Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power 6,352,338 (1)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 6,352,638 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,638 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 27.0%
14. Type of Reporting Person IN
__________________
(1) See Item 5(a) of this Amendment No. 1 2 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.

CUSIP No. 29268T102

1. Names of Reporting Person S.S. or I.R.S. Identificaiton No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust
2. Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power 6,352,638 (1)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 6,352,638 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,638 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 27.0%
14. Type of Reporting Person IN
__________________
(1) See Item 5(a) of this Amendment No. 1 2 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.

CUSIP No. 29268T102

1. Names of Reporting Person S.S. or I.R.S. Identificaiton No. of Above Person The Quercus Trust
2. Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power 6,352,638 (1)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 6,352,638 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,638 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 27.0%
14. Type of Reporting Person OO
__________________
(1) See Item 5(a) of this Amendment No. 1 2 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.

CUSIP No. 292687102

Item 1. Security and Issuer

This Amendment No. 1 2 to Schedule 13D (this "Amendment No. 1 2 ") amends and restates, where indicated, the statement on Schedule 13D relating to the common stock, par value $0.0001 per share, of the Issuer ("Common Stock"), filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (collectively, the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on August 31, 2007 and prior amendments thereto (collectively, the "Prior Schedules"). Capitalized terms used in this Amendment No. 1 2 but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment No. 1 2 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 4. Purpose of Transaction.

The shares of Common Stock were purchased by The Quercus Trust for investment purposes.  Subject to applicable securities laws and regulations, the Reporting Persons may dispose or acquire securities of the Issuer, including the Common Stock, depending upon the position of the market, the Issuer, and other factors.  On September 13, 2010, The Quercus Trust filed a Form 144 disclosing its intent to sell up to 500,000 shares of Common Stock of the Issuer in open market transactions.  Except as aforesaid, the Reporting Persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Amendment No. 11, the Reporting Persons own the following securities of the Issuer:

(i)  6,183,888 shares of Common Stock.

(ii)  Vested option (right to buy) awarded on 2/26/09 to purchase 10,000 shares of Common Stock at an exercise price of $1.05 per share, which expires on 2/25/11 (the "February Option").

(iii) Vested option (right to buy) granted on 6/24/09 to purchase 8,750 shares of Common Stock at an exercise price of $0.60 per share, which expires on 2/25/11 (the "June Option" and together with the February Option, collectively, the "Options").

(iv) Warrant to purchase up to 150,000 shares of Common Stock at an exercise price of $0.01 per share (the "2009 Warrant").

In accordance with Rule 13D, the Reporting Persons may be deemed beneficial owners of approximately 6,352,638 shares of Common Stock representing 27.0% of the total outstanding shares of Common Stock as of the date of this Amendment No. 12 , which are derived from a sum of (1) 6,183,888 shares of Common Stock and (2) 168,750 vested shares of Common Stock underlying the Options and the 2009 Warrant (collectively, the "Quercus Beneficial Ownership").

(b) The Reporting Persons have shared voting and dispositive power with respect to the Quercus Beneficial Ownership. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the Quercus Beneficial Ownership.

(c)   During the sixty days preceding the filing of this Amendment No. 12, Quercus Trust has disposed of the following shares of Common Stock in open market transactions:

Date	Number of Shares	Range of Sale Prices ($/Sh)	Weighted-Average Sale Price ($/Sh)

9/15/2010	12,400	$1.58-$1.64	$1.6144

The Reporting Persons undertake upon request by the staff to provide full information regarding the number of shares sold at each separate price.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a)  Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact

CUSIP No. 29268T102

Item 7. Material to Be Filed as Exhibits

Exhibit A:      Agreement Regarding Joint Filing of Amendment No. 1 2 to Schedule 13D

CUSIP No. 292687102

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: September 15 , 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 29268T102

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 1 2 to Schedule 13D

The undersigned agree that the Amendment No. 1 2 to Schedule 13D with respect to the Common Stock of Energy Focus, Inc. is a joint filing being made on their behalf.

Dated: September 15 , 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust